

November 10, 2011

Via E-Mail
Roberto F. Selva
Chief Executive Officer
Shea Homes Limited Partnership and Shea Homes Funding Corp.
655 Brea Canyon Road
Walnut, California 91789

> **Re: Shea Homes Limited Partnership and Shea Homes Funding Corp.**
> **Registration Statement on Form S-4**
> **Filed October 14, 2011**
> **File No. 333-177328**

Dear Mr. Selva:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. As they are separate securities and are being registered, please include the guarantees on the cover page.

Market Industry Data and Forecasts, page iii

2. Because investors are entitled to rely on the information you provide in the prospectus, please revise the statements that there can be no assurance as to the accuracy or completeness of the information and investors should not place undue reliance on such data and information, to remove the implication of a disclaimer of responsibility for the information you have chosen to include in your prospectus. If you believe information is not reliable, you should not provide it to investors.

Prospectus Summary, page 1

3. Please disclose the basis for and manner in which you are measuring the statement that you are one of the largest private homebuilders in the United States.

4. Please place your statement about anticipated revenue from order backlog in context of the risks and timing associated with actually closing sales.

5. Please disclose your net loss in this section.

6. Please briefly discuss your level of indebtedness.

Risk Factors, page 14

7. Please remove the third and fourth sentences of the first paragraph.

Terms of the Exchange Offer; Expiration Time, page 43

8. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

9. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 53

10. To the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please revise to provide investors with a discussion and analysis of the favorable impact to gross profits, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 72

11. We note you are subject to financial covenants. Please include a more specific and comprehensive discussion of your most significant and restrictive financial covenants. Please disclose and discuss the required ratios/amounts as well as your actual ratios/amounts as of each reporting date.

12. Please revise to include a more specific and comprehensive discussion regarding your ability to meet your obligations and the timing of potential cash payments. Please ensure that your discussion includes, but is not limited to, addressing the impact of your interest payments, principal payments on your debt, your tax distribution agreement, contingent liabilities, purchase commitments, joint venture arrangements and land option contracts. Reference Release #33-8350.

Critical Accounting Policies, page 79

13. Please revise to include a more specific and comprehensive discussion of the significant judgments and estimates involved in your completed operations claims costs and revenue recognition policies and how changes in your assumptions may impact your financial condition and operating results. Please include quantitative information where available. Reference Release # 33-8350.

Housing Projects and Land Under Development, page 79

14. We note several references throughout your filing to your "active" communities. Please revise to quantify and discuss your communities that are not considered "active" and how they are considered in your impairment analysis.

15. Please revise future filings to disclose and discuss the following for each period presented:
   - The number of communities evaluated for impairment;
   - The number of communities impaired and the remaining carrying value of those communities;
   - The number of lots under option that were abandoned;
   - Quantitative information regarding any significant known trends;
   - Any material and useful information that you gather and analyze regarding the risks of recoverability of your home and land related assets.

16. We note your disclosure on page 76 that certain of your land option contracts are subject to specific performance clauses that require you to purchase a specified number of lots at predetermined prices. Please revise to discuss how you considered the fair value of the land related to these clauses in your impairment analysis and quantify any impairment charges you have taken as a result of these contracts.

17. Please revise to include a more specific and comprehensive discussion regarding how you considered current market conditions in your impairment analysis. In this regard, please discuss what consideration you gave to sales, backlog and cancellation rates.

18. Please revise to include your inventory balance, by segment, based on the following expected delivery timeframes:
    - Less than one year;
    - One to three years;
    - Three to five years;
    - Five to ten years; and
    - Greater than 10 years.

Summary Compensation Table, page 97

19. Please provide a narrative description of any material factors necessary to an understanding of the bonuses paid to your named executive officers.

Related Party Receivables and Payables, page 102

20. Please file the material agreements discussed in this section as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

21. As applicable, please provide all of the information required by Item 404 of Regulation S-K, including the identity of the related parties discussed.

Financial Statements

22. To the extent that a comment under the annual financial statements is applicable to the interim financial statements or vice versa, please revise these statements as appropriate.

Financial Statements for the six months ended June 30, 2011

Consolidated Statements of Cash Flows, page F-5

23. Please tell us how you determined it was appropriate to classify changes in promissory notes from related parties in investing activities. Please further explain why these amounts were included in financing activities in your audited year-end financial statements. Reference ASC 230.

24. Please tell us how you determined it was appropriate to include changes in restricted cash in operating activities. Reference ASC 230.

Note 11. Notes Payable, page F-17

25. Please clarify if you are subject to additional interest payments resulting from registration rights agreements and, if applicable, quantify the related interest payments and liabilities.

26. Please revise to more fully discuss how you determined it was appropriate to account for the Secured Facilities as a debt modification. Reference ASC 470.

Note 13. Related Party Transactions, page F-20

27. We note your disclosure on page 24 that JFSCI's inability to honor its obligations could have a material adverse effect on your financial condition, results of operations and capital resources. Please revise to disclose and discuss your assessment of the probability of JFSCI meeting its obligations.

Note 21. Subsequent Events, page F-32

28. Please revise to disclose the date through which subsequent events have been evaluated. Reference ASC 855-10-50-1.

Financial Statements for the fiscal year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-33

29. Please have your auditors revise their report to include the city and state where issued.

Note 4. Investments, page F-42

30. Please revise to include a discussion of the underlying reasons for unrealized gains relating to your private debt obligations.

Note 13. Other Liabilities, page F-58

31. Given that your completed operations liabilities represent warranty obligations, please revise to include a rollforward of the activity for each period presented. Reference ASC 460.

Note 14. Related Party Transactions, page F-59

32. We note your disclosure on page 74 regarding the write down of certain loans made to Shea Management LLC and Shea Properties Management Company. Please revise to disclose and

discuss the underlying reasons for these writedowns. In addition, please discuss your current assessment regarding the collectability of related party loans.

<u>Note 15. Income Taxes, page F-61</u>

33. We note your disclosures on page 20 that you would be required to make a distribution to your owners to a pay a portion of an additional tax liability that may be incurred as a result of your use of the completed contract method. Given this, please revise to clarify how you have considered the impact of this potential payment on your financial statements.

<u>Note 18. Contingencies and Commitments, page F-64</u>

34. We note your disclosure regarding various lawsuits, claims and proceedings. Please revise to include a discussion of the nature of any matter that may be material to your financial statements. In addition, please disclosure your range of reasonably possible losses in excess of amounts accrued. Reference ASC 450.

<u>Note 20. Segment Information, page F-66</u>

35. Please provide us a specific and comprehensive discussion regarding how you identified the operating segments within your Mountain West/ Other reportable segment and how you determined it was appropriate to aggregate all of these operating segments into one reportable segment.

<u>Note 21. Supplemental Guarantor Information, page F-68</u>

36. Please revise to clarify, if accurate, that Shea Homes Funding Corp. and each guarantor subsidiary is "100% owned" as required by Rule 3-10 of Regulation S-X. Also, please revise to clarify that the collateral for the notes does not include the capital stock of any subsidiary to the extent that the pledge of such stock would result in a requirement to file separate financial statements under Rule 3-16 of Regulation S-X.

37. We note that your Indenture agreement contains certain guarantee release provisions. Please provide us with a specific and comprehensive discussion regarding how you considered these provisions in considering your reliance of Rule 3-10 of Regulation S-X.

38. Please help us understand how other comprehensive income is reflected in your parent company financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-Mail
      Paul Mosley
      Vice President and General Counsel

      Andrew L. Fabens
      Gibson, Dunn and Crutcher LLP